Mail Stop 4561

February 27, 2009

Edward T. Colligan
President and Chief Executive Officer
Palm, Inc.
950 West Maude
Sunnyvale, California 94085

> **Re: Palm, Inc.**
> **Form 10-K for Fiscal Year Ended May 30, 2008**
> **Filed July 25, 2008**
> **File No. 000-29597**

Dear Mr. Colligan:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended May 30, 2008

Item 1. Business

General

1.   We note your risk factor disclosures on page 17 stating that "failure to meet wireless carrier and governmental or regulatory certification" could harm your ability to compete. We further note your disclosure on page 27 indicating that you are subject to "increasingly stringent laws, standards and other regulatory

requirements" and that the costs of compliance or failure to comply could also harm your business. The business section, however, includes only a brief reference to "various environmental and other regulations" on page 9 under the subheading Manufacturing and Supply Chain. Please confirm that in future filings you will discuss the impact of governmental regulations and certification requirements on your business in this section of your document to the extent material.

2.   We note references in the business section and in risk factors to your reliance on sole source suppliers as well as on key technologies from third-party software licenses. We further note your discussion on page 20 regarding your reliance on Qualcomm chips, chipsets and software. Please provide us with your analysis as to whether you are substantially dependent on any such suppliers, third-party licenses, other than Palm OS and Windows Mobile OS, or Qualcomm components. If you conclude that you are substantially dependent with respect to any of these third parties, tell us whether you have filed all agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 10

3.   We note your discussion of your most significant licenses, i.e., Palm OS from Access Systems Americas, Inc. and Windows Mobile OS from Microsoft, on which your "product strategy is substantially dependent." We note further that you have filed the agreements with Access as exhibits to the Form 10-K. Please file the Microsoft agreement(s) or tell us how you determined that any agreement(s) with Microsoft regarding the Windows Mobile license need not be filed pursuant to Item 601(b)(10) of Regulation S-K. In addition, please include a brief summary of the material terms of the significant license agreements in future filings.

Item 1A. Risk Factors

We are highly dependent on wireless carriers … , page 15

4.   Please tell us whether you are have entered into agreements with any of the wireless carriers referenced in this risk factor that are required to be filed pursuant to Item 601(b)(10) of Regulation S-K. In addition, include in the business section of future filings a brief discussion of the material terms of any such agreements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview and Executive Summary, page 36

5.   Given that your total revenues have declined year over year for all of the years covered in MD&A, it would appear that a discussion of this trend, the underlying contributing factors and any associated restructuring actions, such as decreases in headcount, is warranted in the executive summary, especially given your assertion on page 37 that management believes the market dynamics are "generally favorable" to your business. Please tell us what consideration you gave to discussing this revenue trend and related factors in the executive summary.

Results of Operations

Comparison of Fiscal Years Ended May 31, 2008 and 2007, page 43

6.   You attribute the decrease in unit shipments primarily to a decline in traditional handheld unit shipments as a result of the declining handheld market and state further that management expects your handheld business to continue to decline in fiscal year 2009. Please tell us what consideration you gave to describing the reasons for this decline pursuant to Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 54

7.   We note your discussion of liquidity and capital resources provides comparative information for fiscal years ended May 31, 2008 and 2007 but does not provide comparative information for fiscal years ended May 31, 2007 and 2006. Please explain to us how you considered Instruction 1 to paragraph 303(a) of Regulation S-K.

8.   Tell us whether you had any off-balance sheet arrangements pursuant to Item 303(a)(4) of Regulation S-K. In future filings, you may wish to include an affirmative statement to this effect in a separately-captioned section.

9.   You indicate that you had $234.1 million in cancellable and non-cancellable purchase commitments for your suppliers' on-hand inventory and components at May 31, 2008. Please explain to us how you considered including the non-cancellable portion of these commitments in your contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedule, page 106

10.   We note that although you have identified Sprint Corporation, Verizon Wireless and AT&T as significant customers, each of which accounted for more than 10% of your revenues and one of which accounted for 41% of your revenues in fiscal year 2008, you have not filed any agreements with these customers as exhibits to the Form 10-K. Please file these agreements or tell us how you determined that any such agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at 202-551-3457 with any questions you may have regarding the above comments. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff-Attorney